SEC File Number: 001-34292
CUSIP Number: 687380105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐Form 20-F	☐Form 11-K
	☐Form 10-Q	☐Form 10-D	☐Form N-CEN	☐Form N-CSR
For Period Ended: December 31, 2024
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orrstown Financial Services, Inc.

Full Name of Registrant

Former Name if Applicable

4750 Lindle Road

Address of Principal Executive Office (Street and Number)

Harrisburg PA 17111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

☒	(a)	be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Orrstown Financial Services, Inc. (the “Registrant”) is not able to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”) within the prescribed time period as the Registrant’s core operating system conversion relating to its merger with Codorus Valley Bancorp, Inc. was completed in the fourth quarter of 2024. This resulted in unforeseen delays in collecting and providing information and documentation necessary to complete the procedures required to file the Form 10-K. The Registrant does not believe these matters could have been completed by the prescribed filing date without unreasonable effort or expense.
The Registrant expects that the financial statements in the Form 10-K will be materially consistent with the financial information included in the earnings release furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on January 31, 2025 (the “Earnings Release”).
The Registrant expects to file the Form 10-K no later than fifteen calendar days following the due date of the Form 10-K.
The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the risk that the consolidated statement of income in the Form 10-K will not be materially consistent with the corresponding financial information furnished in the Earnings Release and that the Company may not be able to complete the work necessary in order to file the Form 10-K in the time frame that is anticipated. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Neelesh Kalani	717	510-7097
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes    ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes    ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Orrstown Financial Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	3/17/2025	By:	/s/ Neelesh Kalani
Executive Vice President,
Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.1001).